Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2015

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2015 and the audited consolidated financial statements for the year ended December 31, 2014, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to the total amount due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 12, 2015 unless otherwise stated.

BUSINESS OVERVIEW

First Majestic is a mining company focused on silver production in México, pursuing the development of its existing mineral property assets and acquiring new assets. During the third quarter, the Company owned and operated five producing silver mines: the La Encantada Mine, La Parrilla Mine, Del Toro Mine, San Martin Mine and the La Guitarra Mine. On October 1, 2015, the Company acquired its sixth operating mine, the Santa Elena Mine in the acquisition of SilverCrest Mines Ltd. (“SilverCrest”).

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

2015 THIRD QUARTER PERFORMANCE

Key Performance Metrics	2015-Q3	2015-Q2	Change	2014-Q3	Change	2015-YTD	2014-YTD	Change
Operational
Ore Processed / Tonnes Milled	675,032	662,637	2%	621,196	9%	1,969,279	1,929,883	2%
Silver Ounces Produced	2,593,309	2,716,503	(5%)	2,680,439	(3%)	8,086,666	8,674,154	(7%)
Silver Equivalent Ounces Produced	3,558,035	3,802,558	(6%)	3,523,536	1%	11,265,863	11,010,431	2%
Cash Costs per Ounce(1)	$8.77	$8.74	0%	$10.41	(16%)	$8.57	$9.95	(14%)
All-in Sustaining Cost per Ounce(1)	$14.41	$14.49	(1%)	$19.89	(28%)	$14.25	$18.90	(25%)
Total Production Cost per Tonne(1)	$41.81	$46.80	(11%)	$54.34	(23%)	$45.12	$53.08	(15%)
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$15.16	$16.99	(11%)	$19.10	(21%)	$16.43	$19.93	(18%)
Financial (in $millions)
Revenues	$44.7	$54.2	(18%)	$40.8	10%	$153.4	$173.0	(11%)
Mine Operating (Loss) Earnings(2)	$(3.6)	$3.4	(204%)	$(1.8)	(100%)	$4.8	$24.3	(80%)
Net (Loss) Earnings	$(1.8)	$(2.6)	31%	$(10.5)	83%	$(5.5)	$3.1	(275%)
Operating Cash Flows before Working Capital and Taxes(2)	$8.4	$16.4	(49%)	$9.0	(6%)	$42.2	$53.3	(21%)
Cash and Cash Equivalents	$26.1	$37.7	(31%)	$34.7	(25%)	$26.1	$34.7	(25%)
Working Capital(1)	$(13.0)	$(0.9)	(1305%)	$11.4	(214%)	$(13.0)	$11.4	(214%)
Shareholders
(Loss) Earnings per Share ("EPS") - Basic	$(0.01)	$(0.02)	32%	$(0.09)	84%	($0.05)	$0.03	(271%)
Adjusted EPS(1)	$(0.06)	$(0.03)	(143%)	$(0.04)	(47%)	($0.09)	$0.03	(390%)
Cash Flow per Share(1)	$0.07	$0.14	(49%)	$0.08	(10%)	$0.35	$0.45	(23%)

(1)	The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 28 to 32 for a reconciliation of non-GAAP to GAAP measures.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 32.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 1

2015 THIRD QUARTER HIGHLIGHTS

Third Quarter Production Summary	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	252,377	166,815	124,093	87,883	43,864	675,032
Silver Ounces Produced	668,124	585,414	424,413	642,473	272,885	2,593,309
Silver Equivalent Ounces Produced	669,994	919,167	750,458	766,733	451,684	3,558,035
Cash Costs per Ounce	$12.64	$10.11	$8.91	$5.62	$3.62	$8.77
All-in Sustaining Cost per Ounce	$16.01	$14.43	$11.89	$8.87	$9.68	$14.41
Total Production Cost per Tonne	$31.93	$40.62	$47.59	$58.71	$52.92	$41.81

Operational

•	In the third quarter, the Company produced a total of 2,593,309 ounces of silver and 3,558,035 ounces of silver equivalents, a decrease of 5% and 6%, respectively, compared to the second quarter of 2015. The decrease in production was primarily attributed to lower production from Del Toro, which extracted ore with 17% lower silver grades while mining through a lower grade area of the Perseverancia mine. The decrease in Del Toro was partially offset by improvement in production from La Guitarra and San Martin due to improved silver and gold grades, and higher production due to 33% higher throughput at La Encantada from the recent mill expansion.

•	Cash costs per ounce and all-in sustaining cost per ounce (“AISC”) in the third quarter were $8.77 and $14.41 respectively, consistent with $8.74 and $14.49 in the previous quarter. Cash cost per ounce and AISC per ounce in the quarter included $0.11 per ounce in severance costs.

Financial

•	Generated revenues of $44.7 million in the quarter, an increase of 10% or $3.9 million compared to the third quarter of 2014 primarily due to the hold back of 934,000 ounces of silver sales in the third quarter of 2014. The higher sales volume in the current quarter was partially offset by a 21% decrease in average realized silver prices compared to the same quarter of the prior year.

•	The Company recognized a mine operating loss of $3.6 million compared to a loss of $1.8 million in the third quarter of 2014. Mine operating earnings were affected by a decline in silver prices and higher depletion, depreciation and amortization expense, despite a 16% reduction in cash costs per ounce compared to the same quarter of the prior year.

•	Generated a net loss of $1.8 million (EPS of ($0.01)) compared to net loss of $10.5 million (EPS of ($0.09)) in the third quarter of 2014. Net loss in the prior year was affected by the temporarily held back silver sales in the third quarter of 2014.

•	Cash flows from operations before movements in working capital and income taxes in the quarter was $8.4 million ($0.07 per share) compared to $9.0 million ($0.08 per share) in the third quarter of 2014, primarily due to a decrease in mine operating earnings, which were due to lower silver prices.

Corporate Development and Other

•	On October 1, 2015, the Company completed its acquisition of all of the issued and outstanding shares of SilverCrest by issuing 33,141,663 common shares of First Majestic, 2,647,147 replacement stock options and a nominal sum of cash. Based on First Majestic’s closing share price on October 1, 2015, total estimated consideration for the acquisition was $104.2 million. SilverCrest’s Santa Elena Mine is now First Majestic’s sixth producing silver mine, adding further growth potential and diversity to the Company’s portfolio of Mexican projects. It also strengthens the Company’s liquidity position by contributing approximately $29.2 million in net working capital, including $28.6 million in cash, on October 1, 2015.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 2

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2015			2014				2013
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
La Encantada	252,377	189,811	167,270	186,411	169,659	183,177	181,924	252,467
La Parrilla	166,815	178,736	172,647	175,830	178,252	171,617	186,216	200,541
Del Toro	124,093	162,089	157,934	175,552	134,474	174,645	144,822	122,838
San Martin	87,883	89,506	88,362	96,651	92,498	96,278	78,524	78,805
La Guitarra	43,864	42,494	45,396	49,084	46,313	45,307	46,177	46,966
Consolidated	675,032	662,637	631,609	683,528	621,196	671,024	637,663	701,617
Silver equivalent ounces produced
La Encantada	669,994	605,299	548,124	792,605	813,701	1,079,122	1,046,224	962,505
La Parrilla	919,167	985,107	1,080,445	1,159,177	1,168,240	1,142,432	1,203,337	1,151,728
Del Toro	750,458	1,159,484	1,327,628	1,264,751	712,860	899,710	801,460	693,561
San Martin	766,733	696,580	682,071	698,605	584,822	510,697	324,137	313,834
La Guitarra	451,684	356,089	267,002	332,389	243,913	223,262	256,514	299,533
Consolidated	3,558,035	3,802,558	3,905,270	4,247,527	3,523,536	3,855,223	3,631,672	3,421,161
Silver ounces produced
La Encantada	668,124	602,869	544,735	788,369	806,055	1,073,636	1,043,573	959,312
La Parrilla	585,414	620,839	622,237	646,283	705,928	716,045	808,196	813,090
Del Toro	424,413	664,969	841,026	817,754	495,714	730,580	646,669	550,026
San Martin	642,473	597,328	571,937	592,698	509,046	449,045	282,829	280,490
La Guitarra	272,885	230,499	196,920	229,463	163,696	128,912	114,230	143,680
Consolidated	2,593,309	2,716,503	2,776,855	3,074,567	2,680,439	3,098,218	2,895,497	2,746,598
Cash cost per ounce
La Encantada	$12.64	$14.65	$14.27	$11.50	$11.39	$8.67	$8.67	$10.61
La Parrilla	$10.11	$10.72	$7.75	$7.42	$5.87	$5.76	$6.21	$6.45
Del Toro	$8.91	$4.34	$5.09	$7.03	$15.94	$14.70	$16.50	$12.16
San Martin	$5.62	$6.25	$6.29	$7.32	$9.60	$10.02	$12.94	$13.96
La Guitarra	$3.62	$6.74	$11.28	$9.45	$10.91	$9.48	$2.14	$4.08
Consolidated	$8.77	$8.74	$8.22	$8.51	$10.41	$9.63	$9.88	$9.66
All-in sustaining cost per ounce
La Encantada	$16.01	$18.32	$17.85	$17.76	$17.32	$14.25	$13.70	n/a
La Parrilla	$14.43	$14.48	$12.58	$11.09	$11.77	$11.42	$11.99	n/a
Del Toro	$11.89	$6.97	$7.25	$10.16	$25.39	$20.44	$22.74	n/a
San Martin	$8.87	$9.62	$8.69	$9.54	$14.11	$15.89	$20.43	n/a
La Guitarra	$9.68	$13.32	$17.71	$17.21	$27.74	$23.39	$17.27	n/a
Consolidated	$14.41	$14.49	$13.88	$14.43	$19.89	$18.18	$18.71	n/a
Production cost per tonne
La Encantada	$31.93	$44.21	$43.96	$45.29	$50.82	$46.47	$45.77	$37.49
La Parrilla	$40.62	$46.49	$42.64	$42.68	$44.48	$45.58	$41.38	$35.80
Del Toro	$47.59	$42.99	$47.87	$46.83	$66.95	$62.70	$77.09	$57.56
San Martin	$58.71	$56.09	$58.06	$59.34	$64.57	$55.38	$56.21	$54.07
La Guitarra	$52.92	$54.58	$48.88	$47.30	$48.01	$47.44	$50.07	$52.87
Consolidated	$41.81	$46.80	$46.90	$47.15	$54.34	$51.81	$53.20	$42.69

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 3

Operating Results – Consolidated Operations

Key Performance Metrics	2015-Q3	2015-Q2	Change	2014-Q3	Change	2015-YTD	2014-YTD	Change
Production
Ore processed/tonnes milled	675,032	662,637	2%	621,196	9%	1,969,279	1,929,883	2%
Average silver grade (g/t)	167	182	(8%)	196	(15%)	178	208	(14%)
Recovery (%)	72%	70%	2%	68%	5%	72%	67%	7%

Total silver ounces produced	2,593,309	2,716,503	(5%)	2,680,439	(3%)	8,086,666	8,674,154	(7%)
Total payable silver ounces produced	2,512,014	2,622,186	(4%)	2,630,695	(5%)	7,784,830	8,516,508	(9%)
Gold ounces produced	4,434	3,528	26%	2,781	59%	10,932	8,957	22%
Pounds of lead produced	8,743,453	11,078,235	(21%)	9,703,792	(10%)	31,108,568	27,428,748	13%
Pounds of zinc produced	3,122,498	3,824,737	(18%)	3,222,877	(3%)	13,296,927	8,550,118	56%
Tonnes of iron ore produced	-	-	0%	629	(100%)	-	1,332	(100%)
Total production - ounces silver equivalent	3,558,035	3,802,558	(6%)	3,523,536	1%	11,265,863	11,010,431	2%

Underground development (m)	8,231	10,259	(20%)	12,546	(34%)	28,318	37,258	(24%)
Diamond drilling (m)	8,586	16,268	(47%)	18,335	(53%)	30,280	38,033	(20%)

Costs
Mining cost per ounce	$3.77	$4.47	(16%)	$4.60	(18%)	$4.16	$4.20	(1%)
Milling cost per ounce	5.20	4.99	4%	5.89	(12%)	5.00	5.81	(14%)
Indirect cost per ounce	2.26	2.36	(4%)	2.34	(3%)	2.25	2.02	12%
Total production cost per ounce	$11.23	$11.83	(5%)	$12.83	(12%)	$11.41	$12.03	(5%)
Transport and other selling costs per ounce	0.48	0.47	1%	0.61	(21%)	0.50	0.57	(12%)
Smelting and refining costs per ounce	2.48	2.68	(7%)	2.49	(0%)	2.76	2.16	28%
Environmental duty and royalties per ounce	0.09	0.12	(27%)	0.14	(38%)	0.11	0.14	(22%)
Cash cost per ounce before by-product credits	$14.28	$15.10	(5%)	$16.07	(11%)	$14.79	$14.90	(1%)
Deduct: By-product credits	(5.51)	(6.36)	(13%)	(5.66)	(3%)	(6.22)	(4.95)	26%
Cash cost per ounce	$8.77	$8.74	0%	$10.41	(16%)	$8.57	$9.95	(14%)

Workers’ Participation	0.05	0.13	100%	0.10	(48%)	0.06	0.25	(76%)
General and administrative expenses	1.47	1.54	(5%)	1.94	(24%)	1.53	1.72	(11%)
Share-based payments	0.40	0.59	(32%)	0.49	(17%)	0.53	0.77	(31%)
Accretion of decommissioning liabilities	0.07	0.07	(4%)	0.08	(9%)	0.07	0.07	4%
Sustaining capital expenditures	3.64	3.42	7%	6.88	(47%)	3.49	6.14	(43%)
All-In Sustaining Costs per ounce	$14.41	$14.49	(1%)	$19.89	(28%)	$14.25	$18.90	(25%)

Mining cost per tonne	$14.03	$17.69	(21%)	$19.49	(28%)	$16.44	$18.53	(11%)
Milling cost per tonne	19.36	19.75	(2%)	24.96	(22%)	19.77	25.64	(23%)
Indirect cost per tonne	8.41	9.36	(10%)	9.89	(15%)	8.91	8.91	0%
Total production cost per tonne	$41.81	$46.80	(11%)	$54.34	(23%)	$45.12	$53.08	(15%)

Production

Total production for the quarter was 3,558,035 silver equivalent ounces and consisted of 2,593,309 ounces of silver, 4,434 ounces of gold, 8,743,453 pounds of lead and 3,122,498 pounds of zinc. The decrease in production compared to the previous quarter was primarily attributed to lower production from Del Toro, which encountered 17% lower silver grades while mining through a lower grade area of the Perseverancia mine and lower efficiencies from extracting ore in the Lupita vein due to poor ventilation. The decrease in Del Toro was partially offset by improvement in production at La Guitarra and San Martin due to improved silver and gold grades, and higher production from 33% improved throughput at La Encantada due to the recent mill expansion.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $8.77 per payable ounce of silver, consistent with $8.74 in the second quarter of 2015. Compared to the third quarter of 2014, cash cost per ounce decreased by 16% from $10.41 per ounce. The decrease in cash cost per ounce was primarily attributed to economies of scale from higher production at the Del Toro, San Martin and La Guitarra mines, as well as the weaker Mexican Peso. At Del Toro, cash costs decreased by $7.03 per ounce from $15.94 or 44% compared to the same quarter of the prior year due to improvements in recoveries and cost savings contributed by the 115 kilovolt power line supplying 100% of the required power for Del Toro’s operation. At San Martin, cash costs decreased by $3.98 per ounce or 41% from $9.60 per ounce compared to the third quarter of 2014, which was attributed to efficiencies in dilution control resulting in higher head grades and improved recoveries. Cash cost per ounce and AISC per ounce in the quarter also included $0.11 per ounce in severance costs.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 4

All-In Sustaining Cost per Ounce

Consolidated all-in sustaining cost (“AISC”) for the quarter was $14.41 per ounce, consistent with $14.49 per ounce in the second quarter of 2015 and a 28% reduction compared to $19.89 per ounce in the third quarter of 2014. AISC improved significantly compared to the prior year as a result of economies of scale attributed to production improvements from Del Toro, San Martin and La Guitarra. In addition, the Company has started to see cost savings materializing from the new power line at Del Toro and ongoing re-negotiation with suppliers and contractors, further staff reductions and the effect of the weaker Mexican Peso.

Head Grades and Recoveries

The overall average head grade for the quarter was 167 grams per tonne (“g/t”), a decrease of 8% from 182 g/t in the second quarter of 2015 and a decrease of 15% compared to 196 g/t in the third quarter of 2014. Compared to the third quarter of 2014, the decrease in head grade was attributed to a 45% decrease in La Encantada due to a change in the mine plan to extract ore from the breccias as it requires less development costs and 17% lower silver grades at Del Toro while mining through a lower grade area of the Perseverancia mine, whereas La Guitarra experienced a significant 75% grade increase as the Company is transitioning from the old La Guitarra mine to the newly developed Coloso mine. San Martin also had a 17% increase in average silver grade due to high grades from the new Rosario mine.

Combined recoveries of silver for all mines in the quarter were 72% compared to 70% in the previous quarter and 68% in the third quarter of 2014. Improvements in recoveries were primarily attributed to higher recoveries at San Martin due to improvements in mining dilution control and continuous metallurgical testing.

Development and Exploration

In mine development, a total of 8,231 metres of underground development was completed during the quarter, compared to 10,259 metres developed in the second quarter of 2015, and 12,546 metres completed in the third quarter of 2014. The decrease in mine development compared to the prior year was the result of budgetary constraints implemented due to the low silver price environment. In addition, the Company is currently reviewing all operating mine plans, which may result in reduced development and changing production targets at some of the operations in order to improve profitability.

In exploration, during the quarter there were up to 13 active drill rigs at the Company’s five operating mines. During the quarter, a total of 8,586 metres were drilled compared to 16,268 metres drilled in the second quarter of 2015 and 18,335 metres drilled in the third quarter of 2014. The focus of the drilling program consisted of underground delineation of known ore bodies, in-fill drilling, and exploration drilling primarily at La Encantada, Del Toro and La Parrilla. The decrease in drilling activities was primarily due to lower drilling activities at La Parrilla and Del Toro as a result of budget constraints. The Company continued its drilling program at La Encantada during the quarter in preparation for the release of an updated NI 43-101 Technical Report to be delivered in the fourth quarter of 2015 and to define the resources in the newly discovered Ojuelas and Anomaly B areas.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 5

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2015-Q3	2015-Q2	Change	2014-Q3	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	252,377	189,811	33%	169,659	49%	609,458	534,760	14%
Average silver grade (g/t)	142	178	(20%)	260	(45%)	162	294	(45%)
Recovery (%)	58%	56%	4%	57%	2%	57%	58%	(2%)

Total silver ounces produced	668,124	602,869	11%	806,055	(17%)	1,815,728	2,923,264	(38%)
Total payable silver ounces produced	665,451	600,458	11%	802,831	(17%)	1,808,465	2,911,571	(38%)
Gold ounces produced	25	33	(24%)	43	(42%)	105	87	21%
Tonnes of iron ore produced	-	-	0%	629	(100%)	-	1,332	(100%)
Total production - ounces silver equivalent	669,994	605,299	11%	813,701	(18%)	1,823,417	2,939,047	(38%)

Underground development (m)	1,290	2,021	(36%)	3,537	(64%)	6,299	9,474	(34%)
Diamond drilling (m)	4,680	5,309	(12%)	4,496	4%	10,816	15,970	(32%)

COST
Mining cost per ounce	$3.12	$3.97	(21%)	$3.48	(10%)	$3.61	$2.85	27%
Milling cost per ounce	7.00	6.94	1%	5.58	25%	6.91	4.50	54%
Indirect cost per ounce	1.99	3.07	(35%)	1.68	18%	2.64	1.39	90%
Total production cost per ounce	$12.11	$13.98	(13%)	$10.74	13%	$13.16	$8.74	51%
Transport and other selling costs per ounce	0.22	0.23	(4%)	0.26	(15%)	0.22	0.23	(4%)
Smelting and refining costs per ounce	0.32	0.39	(18%)	0.42	(24%)	0.38	0.41	(7%)
Environmental duty and royalties per ounce	0.03	0.09	(67%)	0.11	(73%)	0.07	0.11	(36%)
Cash cost per ounce before by-product credits	$12.68	$14.69	(14%)	$11.53	10%	$13.83	$9.49	46%
Deduct: By-product credits	(0.04)	(0.04)	0%	(0.14)	(71%)	(0.04)	(0.08)	(50%)
Cash cost per ounce	$12.64	$14.65	(14%)	$11.39	11%	$13.79	$9.41	47%

Workers’ Participation	0.00	0.34	(100%)	0.35	(100%)	0.11	0.75	(85%)
Accretion of decommissioning liabilities	0.08	0.09	(16%)	0.06	30%	0.09	0.06	49%
Sustaining capital expenditures	3.30	3.24	2%	5.51	(40%)	3.33	4.68	(29%)
All-In Sustaining Costs per ounce	$16.01	$18.32	(13%)	$17.32	(8%)	$17.33	$14.90	16%

Mining cost per tonne	$8.23	$12.57	(35%)	$16.47	(50%)	$10.72	$15.52	(31%)
Milling cost per tonne	18.45	21.94	(16%)	26.40	(30%)	20.49	24.50	(16%)
Indirect cost per tonne	5.25	9.70	(46%)	7.95	(34%)	7.85	7.57	4%
Total production cost per tonne	$31.93	$44.21	(28%)	$50.82	(37%)	$39.06	$47.59	(18%)

A total of 669,994 equivalent ounces of silver were produced by the La Encantada processing plant during the second quarter. Production in the current quarter increased by 11% from 605,299 equivalent ounces of silver in the second quarter of 2015 primarily due to a 33% increase in processed ore and 4% higher recoveries, offset by a 20% decrease in head silver grades. Compared to the same quarter of the prior year, total production decreased by 18% due to a 45% decrease in silver grade from mining of lower grade stopes during the quarter, partially offset by 49% increase in tonnes milled as a result of the mill expansion which was completed in the current quarter. The Company is currently testing the caving mining system in the San Javier and Milagros breccias in order to further reduce costs. Meanwhile, a two kilometres access ramp to the newly discovered Ojuelas area is in progress and is expected to be completed by the end of 2016.

Cash cost per ounce for the quarter was $12.64 compared to $14.65 in the previous quarter. Compared to the third quarter of 2014, cash cost per ounce was 11% higher primarily due to a 45% decrease in silver grades, offset by savings from economies of scale from the expanded 3,000 tpd crushing capacity and the weaker Mexican Peso. Total production cost per tonne for the quarter was $31.93, a 28% improvement compared to the second quarter of 2015 and 37% lower compared to the third quarter of 2014. In an effort to reduce energy costs, the Company signed a two year contract with a liquefied natural gas supplier to convert the entire operation’s power generation from diesel to natural gas, at no cost to First Majestic. The Company estimates La Encantada will realize approximately 20% reduction in energy costs as a result of this fuel conversion, which is planned to be fully operational by the end of the year.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 6

Tonnage milled in the quarter was 252,377 tonnes, an increase of 33% compared to the previous quarter and 49% compared to the third quarter of 2014. The average head grade in the quarter was 142 g/t, a decrease of 20% compared to the previous quarter and 45% decreased from 260 g/t in the third quarter of 2014 due to the lower grades in the current stopes in production and the old stopes in which ore was being extracted. The Company is currently focused on the preparation of the San Javier and Milagros breccias in order to improve volume while reducing production and development costs.

A total of 1,290 metres were developed underground in the quarter compared to 2,021 metres in the second quarter of 2015 and 3,537 metres in the third quarter of 2014. Mine developments in the San Javier breccia, Milagros breccia and 310 ore bodies have been prepared for initial production to begin in early 2016. These new production areas will utilize a variation of sub-level caving which is a low cost bulk mining method typically used in large tonnage deposits.

During the third quarter, the Company operated four drill rigs at La Encantada, consisting of two underground drill rigs and two on surface. A total of 4,680 metres of exploration and diamond drilling were completed in the third quarter compared to 5,309 metres of drilling in the previous quarter and 4,496 metres of drilling in the third quarter of 2014. The Ojuelas area is currently identified as a high priority for resource development in La Encantada and more drilling has been planned in this area; for this reason the release of an updated NI 43-101 Technical Report is expected before year end and will include this newly discovered area.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 7

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2015-Q3	2015-Q2	Change	2014-Q3	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	166,815	178,736	(7%)	178,252	(6%)	518,198	536,085	(3%)
Average silver grade (g/t)	141	142	(1%)	152	(7%)	141	163	(13%)
Recovery (%)	78%	76%	2%	81%	(5%)	78%	79%	(2%)

Total silver ounces produced	585,414	620,839	(6%)	705,928	(17%)	1,828,489	2,230,169	(18%)
Total payable silver ounces produced	544,286	576,856	(6%)	685,365	(21%)	1,675,905	2,161,238	(22%)
Gold ounces produced	331	295	12%	235	41%	895	738	21%
Pounds of lead produced	2,580,988	2,043,654	26%	5,526,546	(53%)	6,253,882	17,404,507	(64%)
Pounds of zinc produced	3,122,498	3,824,737	(18%)	3,222,877	(3%)	13,296,927	8,039,092	65%
Total production - ounces silver equivalent	919,167	985,107	(7%)	1,168,240	(21%)	2,984,717	3,514,009	(15%)

Underground development (m)	1,701	1,901	(11%)	2,315	(27%)	5,679	6,603	(14%)
Diamond drilling (m)	1,367	4,356	(69%)	2,409	(43%)	7,160	5,104	40%

COST
Mining cost per ounce	$3.93	$6.95	(43%)	$4.23	(7%)	$5.62	$3.92	43%
Milling cost per ounce	5.91	5.07	17%	5.00	18%	5.37	4.86	11%
Indirect cost per ounce	2.60	2.38	9%	2.34	11%	2.40	2.08	15%
Total production cost per ounce	$12.45	$14.41	(14%)	$11.57	8%	$13.39	$10.86	23%
Transport and other selling costs per ounce	0.77	0.70	9%	1.07	(29%)	0.86	1.05	(19%)
Smelting and refining costs per ounce	4.76	4.65	2%	4.83	(1%)	5.06	4.32	17%
Environmental duty and royalties per ounce	0.13	0.19	(33%)	0.20	(36%)	0.17	0.22	(21%)
Cash cost per ounce before by-product credits	$18.10	$19.95	(9%)	$17.67	2%	$19.48	$16.45	18%
Deduct: By-product credits	(8.00)	(9.22)	(13%)	(11.80)	(32%)	(9.94)	(10.48)	(5%)
Cash cost per ounce	$10.11	$10.72	(6%)	$5.87	72%	$9.54	$5.97	60%

Accretion of decommissioning liabilities	0.07	0.07	(5%)	0.05	28%	0.07	0.05	38%
Sustaining capital expenditures	4.25	3.69	15%	5.83	(27%)	4.23	5.72	(26%)
All-In Sustaining Costs per ounce	$14.43	$14.48	(0%)	$11.77	23%	$13.84	$11.74	18%

Mining cost per tonne	$12.83	$22.44	(43%)	$16.26	(21%)	$18.18	$15.80	15%
Milling cost per tonne	19.29	16.37	18%	19.22	0%	17.37	19.59	(11%)
Indirect cost per tonne	8.49	7.68	11%	9.00	(6%)	7.77	8.39	(7%)
Total production cost per tonne	$40.61	$46.49	(13%)	$44.48	(9%)	$43.32	$43.78	(1%)

Total production from the La Parrilla mine was 919,167 equivalent ounces of silver during the quarter, a decrease of 7% compared to 985,107 equivalent ounces of silver in the previous quarter and a decrease of 21% compared to 1,168,240 equivalent ounces of silver in the third quarter of 2014. The decrease against the previous quarter was primarily attributed to 7% decrease in throughput and an 18% decrease in zinc produced, offset by a 26% increase in lead produced as a result of 7% higher lead recoveries. The decrease in zinc production was primarily due to a return to normal zinc grades after encountering exceptionally high zinc grade ores within the Vacas mine in the previous quarters.

During the quarter, total production cost was $40.62 per tonne, a 13% decrease compared to the previous quarter and a 9% decrease compared to the same quarter of 2014. The improvement in production costs was attributed to the weaker Mexican Peso, as well as a decision by the Company to leave higher cost ounces in the ground in order to improve profitability. Cash cost in the quarter was $10.11 per ounce, a decrease of 6% compared to the previous quarter and an increase of 72% compared to the third quarter of 2014. The increase in cash cost compared to the third quarter of 2014 was primarily due a $3.80 per ounce decrease in by-product credits attributed to the decrease in zinc production.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 8

During the quarter, a total of 166,815 tonnes were processed, a 7% decrease compared to the previous quarter and 6% decrease compared to the third quarter of 2014. During the third quarter of 2015, the flotation circuit processed 92,710 tonnes with an average silver grade of 156 g/t and recovery of 87%. The cyanidation circuit processed 74,105 tonnes having an average silver grade of 121 g/t and a 62% recovery. Overall, the average silver head grade of 141 g/t and recoveries of 78% during the quarter were comparable to those in the previous quarter.

As a result of the current low silver price environment, cut off grades for the oxide circuit were increased in order to produce profitable ounces. This higher cut off will result in lower throughputs of approximately 500 tpd in the fourth quarter. The Company has also signed an ore purchase agreement with a nearby small mine to supply high grade oxide ore to La Parrilla. Furthermore, the Company is in the planning stage to increase the La Parrilla sulphide circuit by approximately 20% to 1,300 tpd targeting for completion in early 2016.

During the quarter, an additional 137 metres of development and construction of the underground rail haulage level (Level 11) were completed and is now 2,549 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2017. This new haulage and underground electric rail system will consist of a 5,000 metre tunnel and a shaft of 260 vertical metres will eventually replace most of the current, less efficient, above-ground system of trucking ore to the mill. Once completed, this investment is expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 1,701 metres of underground development were completed in the quarter, compared to 1,901 metres in the second quarter of 2015 and 2,315 metres in the third quarter of 2014. A total of 1,367 metres of diamond drilling were completed in the quarter compared to 4,356 metres of diamond drilling in the second quarter of 2015 and 2,409 metres in the third quarter of 2014. Two underground drill rigs were active during the quarter as the focus of the 2015 exploration program is on the Rosarios and Vacas mines, where drilling results have indicated potential higher grade ore bodies at depth.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 9

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 1,047 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 4,000 tpd dual-circuit processing plant consisting of a 2,000 tpd flotation circuit, which was deemed commercial on April 1, 2013, and a 2,000 tpd cyanidation circuit, which was deemed commercial on January 1, 2014. The cyanidation circuit is currently in care and maintenance pending exploration results. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2015-Q3	2015-Q2	Change	2014-Q3	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	124,093	162,089	(23%)	134,474	(8%)	444,117	453,941	(2%)
Average silver grade (g/t)	148	178	(17%)	170	(13%)	182	193	(6%)
Recovery (%)	72%	72%	0%	68%	7%	74%	66%	12%

Total silver ounces produced	424,413	664,969	(36%)	495,714	(14%)	1,930,407	1,872,963	3%
Total payable silver ounces produced	401,983	629,825	(36%)	475,886	(16%)	1,828,385	1,811,077	1%
Gold ounces produced	55	106	(48%)	101	(46%)	343	459	(25%)
Pounds of lead produced	6,162,466	9,034,581	(32%)	4,177,246	48%	24,854,687	10,024,241	148%
Pounds of zinc produced	-	-	0%	0	(100%)	-	511,026	(100%)
Total production - ounces silver equivalent	750,458	1,159,484	(35%)	712,860	5%	3,237,569	2,414,030	34%

Underground development (m)	1,091	1,813	(40%)	2,479	(56%)	4,591	7,773	(41%)
Diamond drilling (m)	1,644	5,200	(68%)	5,181	(68%)	9,131	6,586	39%

COST
Mining cost per ounce	$6.21	$4.33	43%	$7.26	(15%)	$4.52	$6.14	(26%)
Milling cost per ounce	5.51	4.73	17%	8.76	(37%)	4.63	9.02	(49%)
Indirect cost per ounce	2.97	2.00	49%	2.90	2%	2.03	2.03	(0%)
Total production cost per ounce	$14.69	$11.06	33%	$18.92	(22%)	$11.18	$17.19	(35%)
Transport and other selling costs per ounce	0.94	0.74	27%	0.93	0%	0.76	0.72	5%
Smelting and refining costs per ounce	5.73	4.85	18%	4.05	42%	5.02	2.97	69%
Environmental duty and royalties per ounce	0.09	0.09	(3%)	0.10	(13%)	0.10	0.10	(5%)
Cash cost per ounce before by-product credits	$21.45	$16.74	28%	$24.00	(11%)	$17.05	$20.98	(19%)
Deduct: By-product credits	(12.53)	(12.40)	1%	(8.06)	55%	(11.38)	(5.33)	113%
Cash cost per ounce	$8.91	$4.34	105%	$15.94	(44%)	$5.67	$15.65	(64%)

Accretion of decommissioning liabilities	0.09	0.06	47%	0.10	(11%)	0.06	0.08	(22%)
Sustaining capital expenditures	2.89	2.57	12%	9.35	(69%)	2.44	6.81	(64%)
All-In Sustaining Costs per ounce	$11.89	$6.97	71%	$25.39	(53%)	$8.17	$22.54	(64%)

Mining cost per tonne	$20.10	$16.81	20%	$25.69	(22%)	$18.61	$24.50	(24%)
Milling cost per tonne	17.86	18.40	(3%)	31.00	(42%)	19.06	35.99	(47%)
Indirect cost per tonne	9.62	7.78	24%	10.26	(6%)	8.34	8.10	3%
Total production cost per tonne	$47.58	$42.99	11%	$66.95	(29%)	$46.01	$68.59	(33%)

During the third quarter, total production from the Del Toro mine was 750,458 ounces of silver equivalent, a 35% decrease compared to the previous quarter and an improvement of 5% when compared to the same quarter of the prior year. The decrease in total production was primarily due to a 23% decrease in tonnes milled and 17% lower silver grades as mining occurred in a lower grade area of the Perseverancia mine and Lupita vein. The mine operated at an average of 1,349 tpd during the quarter and the plant processed 124,093 tonnes of ore with an average silver grade of 148 g/t. The 23% decrease in tonnage processed in the quarter was due to some mining inefficiencies relating to ventilation issues in the Lupita vein area, which was remediated with improved ventilation systems in late October. Metallurgical silver recoveries were 72% in the quarter, consistent with 72% in the previous quarter but was a significant improvement from 68% in the same quarter of the prior year.

Del Toro has shown significant cost improvements over the last few quarters, as the mine realized consistent and efficient energy fully sourced from the 115 kilovolt power line for the power requirements of the mine, mill and auxiliary buildings. This has resulted in lower costs, higher production and improved economics with the decommissioning of portable diesel power generation units.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 10

Lead production in the quarter was 6,162,466 pounds, a 32% decrease from 9,034,581 pounds produced in the previous quarter. During the quarter, lead grades and recoveries averaged 3.7% and 62%, respectively, compared to 3.9% and 65% in the previous quarter due to ore production from the lower lead grade area of the Perseverancia mine.

Cash cost per ounce for the quarter was $8.91, an increase of $4.57 compared to the previous quarter and a decrease of 44% compared to $15.94 in the same quarter of the prior year. The increase in cash cost per ounce was primarily due to a 36% decrease in silver production compared to the previous quarter plus major maintenance work performed in the processing plant this quarter. Compared to the third quarter of 2014, the decrease in cash cost was primarily attributed to additional by-product credits from lead production and efficiencies in processing costs, most noteworthy was the reduction in energy costs by connecting Del Toro to the national grid, as well as the foreign exchange effects of the weaker Mexican Peso. Production cost per tonne in the current quarter was $47.58, an increase of 11% compared to the previous quarter and a 29% decrease when compared to the same quarter of the prior year.

Total underground development at Del Toro in the current quarter was 1,091 metres compared to 1,813 metres in the second quarter of 2015 and 2,479 metres in the same quarter of the prior year. The decrease in development metres compared to the prior year was due to the budget constraints while the development of the eleventh level on Lupita vein was suspended while drilling in the area was completed.

At quarter end, two underground and one surface drill rigs were active at Del Toro and a total of 1,644 metres were completed compared to 5,200 metres in the previous quarter and 5,181 metres in the same quarter of 2014. A substantial portion of the drilling at Del Toro was focused on expansionary surface drilling to explore the recently mapped northwest trending veins in the Santa Teresa area and new veins discovered in the Lupita and Perseverancia areas, including Colorada and San Nicolas. In addition, the drilling program was extended to explore targets in the newly acquired Carmen-Consuelo veins system between the Perseverancia and San Juan mines.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 11

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2015-Q3	2015-Q2	Change	2014-Q3	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	87,883	89,506	(2%)	92,498	(5%)	265,752	267,300	(1%)
Average silver grade (g/t)	282	268	5%	237	19%	270	200	35%
Recovery (%)	81%	77%	4%	72%	12%	79%	72%	9%

Total silver ounces produced	642,473	597,328	8%	509,046	26%	1,811,738	1,240,920	46%
Total payable silver ounces produced	641,831	596,731	8%	507,009	27%	1,808,783	1,235,955	46%
Gold ounces produced	1,648	1,364	21%	1,166	41%	4,523	2,758	64%
Total production - ounces silver equivalent	766,733	696,580	10%	584,822	31%	2,145,385	1,419,656	51%

Underground development (m)	1,974	2,208	(11%)	2,333	(15%)	6,193	8,151	(24%)
Diamond drilling (m)	482	833	(42%)	2,968	(84%)	1,581	4,621	(66%)

COST
Mining cost per ounce	$2.93	$2.90	1%	$4.29	(32%)	$3.07	$4.34	(29%)
Milling cost per ounce	3.58	3.93	(9%)	5.29	(32%)	3.87	5.97	(35%)
Indirect cost per ounce	1.52	1.58	(4%)	2.20	(31%)	1.53	2.41	(36%)
Total production cost per ounce	$8.04	$8.41	(4%)	$11.78	(32%)	$8.46	$12.72	(33%)
Transport and other selling costs per ounce	0.22	0.20	8%	0.15	42%	0.18	0.18	2%
Smelting and refining costs per ounce	0.23	0.25	(7%)	0.34	(31%)	0.25	0.32	(22%)
Environmental duty and royalties per ounce	0.09	0.11	(15%)	0.12	(21%)	0.10	0.12	(16%)
Cash cost per ounce before by-product credits	$8.58	$8.97	(4%)	$12.39	(31%)	$9.00	$13.34	(33%)
Deduct: By-product credits	(2.96)	(2.72)	9%	(2.79)	6%	(2.96)	(2.84)	4%
Cash cost per ounce	$5.62	$6.25	(10%)	$9.60	(41%)	$6.04	$10.50	(42%)

Workers’ Participation	0.20	0.25	(21%)	0.00	0%	0.15	0.00	0%
Accretion of decommissioning liabilities	0.06	0.06	(15%)	0.07	(17%)	0.06	0.08	(22%)
Sustaining capital expenditures	2.99	3.05	(2%)	4.46	(33%)	2.81	5.61	(50%)
All-In Sustaining Costs per ounce	$8.87	$9.62	(8%)	$14.11	(37%)	$9.06	$16.20	(44%)

Mining cost per tonne	$21.43	$19.36	11%	$23.51	(9%)	$20.88	$20.07	4%
Milling cost per tonne	26.18	26.17	0%	29.00	(10%)	26.31	27.60	(5%)
Indirect cost per tonne	11.10	10.56	5%	12.06	(8%)	10.42	11.14	(6%)
Total production cost per tonne	$58.71	$56.09	5%	$64.57	(9%)	$57.61	$58.81	(2%)

San Martin set another quarterly production record with 766,733 silver equivalent ounces of production during the quarter, exceeding the previous quarterly production record of 696,580 ounces by 10%, and a 31% increase from the 584,822 ounces produced in the same quarter of the prior year.

During the quarter, the San Martin mine processed a total of 87,883 tonnes, an average of 955 tpd compared to 984 tpd in the previous quarter. The average head grade was 282 g/t, an increase of 5% compared to the previous quarter and 19% compared to the same quarter of the prior year. The increase in the ore grade compared to the prior quarters is due to higher grades from the development of new veins from the Rosario mine.

Silver recovery in the quarter was 81%, a 4% increase compared to 77% in the previous quarter, and an increase of 12% compared to 72% in the same quarter of the prior year. The increase in recovery in the past two quarters was attributed to continuous improvements made in leaching and thickener tanks, and the precipitation processes.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 12

During the quarter, total production cost was $58.71 per tonne, a 5% increase compared to the second quarter of 2015 but a 9% improvement compared to third quarter of 2014. Cash cost per ounce was $5.62, a 10% improvement from $6.25 per ounce in the previous quarter and a 41% improvement compared to the $9.60 per ounce in the third quarter of 2014. The decrease in cash cost was a result of lower processing costs and reduced indirect costs, as well as an increase in by-product credits. Production cost per tonne at the San Martin mine are marginally higher than the other mines due to the additional ground support costs such as rock-bolting, screening and shot-creting, due to the unstable ground conditions.

A total of 1,974 metres of underground development was completed in the quarter compared to 2,208 metres of development in the previous quarter and 2,333 metres of development in the third quarter of 2014.

During the quarter, a total of 482 metres of diamond drilling were completed compared with 833 metres drilled in the previous quarter and 2,968 metres drilled in the third quarter of 2014. During the quarter, two drill rigs were active focusing on extending the preparation of mining levels in the mineralized zones of the Rosario vein.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 13

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a recently expanded 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2015-Q3	2015-Q2	Change	2014-Q3	Change	2015-YTD	2014-YTD	Change
PRODUCTION
Ore processed/tonnes milled	43,864	42,494	3%	46,313	(5%)	131,754	137,797	(4%)
Average silver grade (g/t)	232	203	14%	132	75%	198	112	76%
Recovery (%)	83%	83%	0%	83%	0%	84%	82%	2%

Total silver ounces produced	272,885	230,499	18%	163,696	67%	700,303	406,838	72%
Total payable silver ounces produced	258,463	218,317	18%	159,604	62%	663,292	396,667	67%
Gold ounces produced	2,375	1,731	37%	1,236	92%	5,067	4,915	3%
Total production - ounces silver equivalent	451,684	356,089	27%	243,913	85%	1,074,774	723,689	49%

Underground development (m)	2,175	2,316	(6%)	1,882	16%	5,557	5,257	6%
Diamond drilling (m)	414	569	(27%)	3,281	(87%)	1,592	5,752	(72%)

COST
Mining cost per ounce	$3.38	$3.99	(15%)	$4.90	(31%)	$3.93	$6.32	(38%)
Milling cost per ounce	2.63	3.07	(14%)	4.68	(44%)	2.99	5.50	(46%)
Indirect cost per ounce	2.97	3.56	(17%)	4.35	(32%)	3.42	5.04	(32%)
Total production cost per ounce	$8.98	$10.62	(15%)	$13.93	(36%)	$10.34	$16.86	(39%)
Transport and other selling costs per ounce	0.49	0.52	(5%)	0.95	(48%)	0.55	0.97	(43%)
Smelting and refining costs per ounce	3.77	4.15	(9%)	5.04	(25%)	4.08	5.37	(24%)
Environmental duty and royalties per ounce	0.13	0.13	1%	0.14	(3%)	0.13	0.19	(31%)
Cash cost per ounce before by-product credits	$13.37	$15.42	(13%)	$20.06	(33%)	$15.10	$23.39	(35%)
Deduct: By-product credits	(9.76)	(8.68)	12%	(9.15)	7%	(8.30)	(15.39)	(46%)
Cash cost per ounce	$3.62	$6.74	(46%)	$10.91	(67%)	$6.80	$8.00	(15%)

Workers’ Participation	0.00	(0.07)	(100%)	0.00	(100%)	0.00	0.00	100%
Accretion of decommissioning liabilities	0.07	0.09	(23%)	0.19	(62%)	0.09	0.23	(60%)
Sustaining capital expenditures	6.00	6.55	(8%)	16.64	(64%)	6.25	15.19	(59%)
All-In Sustaining Costs per ounce	$9.68	$13.32	(27%)	$27.74	(65%)	$13.14	$23.42	(44%)

Mining cost per tonne	$19.93	$20.51	(3%)	$16.89	18%	$19.78	$18.19	9%
Milling cost per tonne	15.52	15.75	(1%)	16.13	(4%)	15.08	15.83	(5%)
Indirect cost per tonne	17.47	18.31	(5%)	14.99	17%	17.21	14.51	19%
Total production cost per tonne	$52.92	$54.58	(3%)	$48.01	10%	$52.07	$48.53	7%

During the quarter, the La Guitarra mine achieved another record quarterly production of 451,684 equivalent ounces of silver, including 272,885 silver ounces and 2,375 gold ounces. This represents an increase in quarterly production of 27% compared to the previous quarter and an increase of 85% compared to the same quarter of 2014. Improvements in dilution and grade control have continued to support the increase in silver and gold grades, resulting in a 14% increase in silver grades and a 29% increase in gold grades compared to the previous quarter.

A total of 43,864 tonnes of ore were processed during the quarter consisting of an average silver head grade of 232 g/t with recoveries of 83% compared to 42,494 tonnes of ore with silver head grades of 203 g/t and recoveries of 83% in the previous quarter. La Guitarra is currently advancing on the recently announced development plan into the Nazareno area with the construction of a 760 metre cross-cut from the Coloso mine. At the end of the quarter, the Company has advanced a total of 333 metres and expects to be completed by the end of the first quarter of 2016.

Average production cost for the quarter was $52.92 per tonne, a 3% decrease compared to the previous quarter but a 10% increase compared to the same quarter of the prior year. Cash cost in this quarter was $3.62 per ounce, a decrease of 46% compared to the previous quarter and a 67% decrease compared to the third quarter of 2014, primarily due to improved silver and gold grades.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 14

A total of 2,175 metres of underground development was completed during the quarter compared to 2,316 metres in the previous quarter and 1,882 metres in the third quarter of 2014. During the quarter, two underground drill rigs were active at the La Guitarra property and 414 metres of diamond drilling were completed compared to 569 metres during the previous quarter and 3,281 metres in the same quarter of the prior year. The drilling program currently focuses on the Jessica and La Guitarra veins in order to confirm high grade ore shoots to assist underground mining activities and further define Reserves and Resources. An updated NI 43-101 Technical Report for La Guitarra was released on March 31, 2015.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is to be settled in common shares of First Majestic and $0.2 million in cash. As at September 30, 2015, the Company has paid the $0.2 million and issued $3.7 million in common shares. The remaining balance of $1.5 million in common shares will be issued in three equal annual payments based on the Company’s volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 15

DEVELOPMENT AND EXPLORATION PROJECTS

Plomosas Silver Project

The Plomosas Silver Project, which was acquired with the 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,986 hectares, which include the adjacent Rosario and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a tailings dam, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate development with significant cost savings.

The Company is currently utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include drilling and development in order to prepare a NI 43-101 Technical report with resource estimates and a Preliminary Economic Assessment.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

There has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These constitutional legal matters are being addressed in the Mexican courts by the Company. Contrary to media reports regarding the La Luz project, the Company has no plans to do any above ground mining, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Company has submitted three different legal orders to obtain approvals to present its final permit applications. The Company has obtained one positive resolution and the remaining orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters.

During the first quarter of 2014, the Company decided to suspend the project of restoring old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park and Mining Museum. To date, an amount of $3.8 million has been invested in the project. The new cultural centre and mining museum was part of a “Sustainable Development Project” which was providing permanent long term jobs to the local community but which has now been suspended.

Jalisco Group of Properties, Jalisco, México

The Company owns a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other more mature and higher priority projects.

Divestiture of Minera Terra Plata

On July 1, 2014, First Majestic divested its 100% owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd. (“Sundance”), now owned by First Mining Finance Corp. (TSX.V: FF; OTC: FFMGF).

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 16

First Majestic’s holding in Sundance was converted into 19.7% of the issued and outstanding shares of First Mining. During the nine months ended September 30, 2015, as a result of financings and business acquisitions, the Company’s investment in First Mining was diluted from 31.7% to 19.7%.

Due to certain common directors and a common officer, the Company’s investment in First Mining is accounted for as an investment in associate. During the three and nine months ended September 30, 2015, the Company’s share of First Mining’s net loss was $0.1 million (2014 - $nil) and $0.4 million (2014 - $nil), respectively.

As at September 30, 2015, the Company’s investment in First Mining has a carrying value of $2.9 million and a market value of $5.5 million based on Level 1 fair value measurement.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 17

REVIEW OF FINANCIAL PERFORMANCE

For the quarters ended September 30, 2015 and 2014 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2015	2014	Variance %

Revenues	$44,673	$40,770	10%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	30,545	31,973	-4%	(2)
Gross margin	14,128	8,797	61%
Depletion, depreciation and amortization	17,716	10,588	67%	(3)
Mine operating loss	(3,588)	(1,791)	100%	(4)
General and administrative expenses	3,878	5,270	-26%	(5)
Share-based payments	1,007	1,251	-20%
Accretion of decommissioning liabilities	177	203	-13%
Foreign exchange gain	(1,567)	(1,555)	1%
Operating (loss) earnings	(7,083)	(6,960)	2%
Investment and other income (loss)	1,570	(1,136)	-238%	(6)
Finance costs	(1,134)	(1,680)	-33%
Loss before income taxes	(6,647)	(9,776)	-32%
Current income tax expense	129	370	-65%
Deferred income tax (recovery) expense	(4,996)	304	-1743%
Income tax (recovery) expense	(4,867)	674	-822%	(7)
Net loss for the period	$(1,780)	$(10,450)	-83%	(8)
Loss per share (basic)	$(0.01)	$(0.09)	-84%	(8)
Loss per share (diluted)	$(0.01)	$(0.09)	-84%	(8)

1.	Revenues in the quarter increased compared to the same quarter of the previous year due to the following significant contributors:

•	Silver equivalent ounces sold increased by 896,690 ounces or 36% compared to the third quarter of 2014, primarily attributed to the prior year’s temporary suspension of 934,000 ounces of silver sales in the third quarter of 2014; partially offset by:

•	Average realized silver price in the quarter decreased by 21% or $3.94 per ounce compared to the same quarter of the prior year as a result of commodity market pressure on silver prices. Average realized silver price in the quarter was $15.16 per ounce compared to $19.10 per ounce in the third quarter of 2014.

2.	Cost of sales in the quarter decreased compared to the same quarter of the previous year as a result of the following factors:

•	Cash cost per ounce improved 16% compared to the same quarter of the prior year as a result of economies of scale from expanded operations at Del Toro, San Martin and La Guitarra, cost savings from staff reductions and completion of the 115kV power line at Del Toro in September 2014, as well as favourable foreign exchange rate effect as a result of a 25% depreciation in the Mexican Peso against the U.S. Dollar compared to the third quarter of 2014; partially offset by:
•	Silver equivalent ounces sold increased by 896,690 ounces or 36% compared to the third quarter of 2014, primarily attributed to the temporary suspension of 934,000 ounces of silver sales in the third quarter of 2014.

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	Revisions to life of mines at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;
•	Capital expenditures incurred on the La Encantada and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:
•	Impairment charge on non-current assets recognized in the fourth quarter of 2014, which resulted in a $66.0 million decrease in depletable mining interests and depreciable property, plant and equipment.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 18

4.	Mine operating loss during the quarter increased $1.8 million from the third quarter of 2014 due to a 69% increase in depletion, depreciation and amortization offset by a 62% increase in gross margin. Gross margin was primarily affected by the combination of a 36% increase in silver equivalent ounces sold, lower cost of sales attributed to a 25% depreciation of the Mexican Peso against the U.S. dollar, offset by a 21% decrease in average silver prices.

5.	General and administrative expenses decreased compared to the third quarter of 2014, primarily due to:

•	Salaries and benefits decreased by $0.7 million or 27% due in part to the impact of a 25% depreciation of the Mexican Peso against the U.S. dollar, and due to the Company’s cost cutting measures including head count reductions; and
•	Audit, legal and professional fees decreased by $0.4 million or 38% due to higher legal fees in the prior year associated with the Mexican stock exchange listing and ongoing litigation.

6.	The Company’s investment and other income is primarily comprised of gain or losses on the following:

•	A total of $1.8 million gain on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, compared to a gain of $1.1 million in the third quarter of 2014; and
•	no gain or loss on the Company’s derivatives, compared to a loss of $1.4 million on investment in silver futures.

7.	During the quarter, the Company recorded an income tax recovery of $4.9 million compared to an income tax expense of $0.7 million in the quarter ended September 30, 2014. The effective income tax rate in quarter was affected by taxation effects on foreign currency translation, Mexican mining duties and non-deductible expenses.

8.	As a result of the foregoing, net loss for the quarter ended September 30, 2015 was $1.8 million and EPS of ($0.01).

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 19

For the year to date ended September 30, 2015 and 2014 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date
	2015	2014	Variance %

Revenues	$153,432	$172,993	-11%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	96,195	109,970	-13%	(2)
Gross margin	57,237	63,023	-9%
Depletion, depreciation and amortization	52,388	38,692	35%	(3)
Mine operating earnings	4,849	24,331	-80%	(4)
General and administrative	12,446	15,183	-18%	(5)
Share-based payments	4,160	6,577	-37%
Accretion of decommissioning liabilities	566	610	-7%
Foreign exchange gain	(3,741)	(861)	334%
Operating (loss) earnings	(8,582)	2,822	-404%
Investment and other income	2,017	12,386	-84%	(6)
Finance costs	(3,799)	(4,913)	-23%
(Loss) earnings before income taxes	(10,364)	10,295	-201%
Current income tax expense	1,541	6,739	-77%
Deferred income tax (recovery) expense	(6,442)	436	-1578%
Income tax (recovery) expense	(4,901)	7,175	-168%	(7)
Net (loss) earnings for the year	$(5,463)	$3,120	-275%	(8)
(Loss) earnings per share (basic)	$(0.05)	$0.03	-271%	(8)
(Loss) earnings per share (diluted)	$(0.05)	$0.03	-271%	(8)

1.	Revenues in the nine months ended September 30, 2015 decreased compared to the same period of the previous year due to the following significant contributors:

•	Average realized silver price in the period was $16.43, a decrease of 18% or $3.50 per ounce compared to $19.93 in the same period of the prior year as a result of commodity market pressure on silver prices; offset by:
•	Silver equivalent ounces sold increased by 11% compared to the same period of 2014, primarily attributed to incremental production from Del Toro, San Martin and La Guitarra, offset by the decrease in ounces sold in La Encantada and La Parrilla.

2.	Cost of sales in the period decreased compared to the same period of the previous year as a result of the following factors:

•	Cash cost per ounce improved 16% compared to the same period of the prior year as a result of economies of scale from expanded operations at Del Toro, San Martin and La Guitarra, cost savings from 10% staff reductions during the quarter and completion of the 115kV power line at Del Toro in September 2014, as well as favourable foreign exchange rate effect as a result of a 19% depreciation in the Mexican Peso against the U.S. Dollar compared to the same period of 2014; partially offset by:
•	Silver equivalent ounces sold increased by 11% compared to the same period of 2014, primarily attributed to incremental production from Del Toro, San Martin and La Guitarra, offset by the decrease in ounces sold in La Encantada and La Parrilla.

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	Revisions to life of mines at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;
•	Capital expenditures incurred on the La Encantada and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:
•	Impairment charge on non-current assets recognized in the fourth quarter of 2014, which resulted in a total of $66.0 million decrease in depletable mining interests and depreciable property, plant and equipment.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 20

4.	Mine operating earnings during the period decreased $19.5 million or 80% from 2014 due to a 9% decrease in gross margin and a 36% increase in depletion, depreciation and amortization. Gross margin was primarily affected by the combination of an 18% decrease in average silver prices, offset by an 11% increase in silver equivalent ounces sold and offset by lower cost of sales attributed to a 19% depreciation of the Mexican Peso against the U.S. dollar.

5.	General and administrative expenses decreased compared to the nine months ended September 30, 2014, primarily due to:

•	Corporate administration decreased by $0.9 million or 25% due to decrease in travel, computer services, advertising, promotion and meal expenses in general related to the Company’s cost cutting measures;

•	Audit, legal and professional fees decreased by $0.8 million or 28% due to higher legal fees in the prior year associated with the Mexican stock exchange listing and ongoing litigation; and

•	Salaries and benefits decreased by $0.8 million or 28% due in part to the impact of a 19% depreciation of the Mexican Peso against the U.S. dollar, and due to the Company’s cost cutting measures including head count reductions.

6.	The Company’s investment and other income is primarily comprised of gains or losses on the following:

•	A total of a $2.1 million gain on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production. The loss on prepayment facilities in the same period of 2014 was $1.2 million; and
•	In the second quarter of 2014, the Company recognized a $14.1 million gain from First Silver litigation.

7.	During the period, the Company recorded an income tax recovery of $4.9 million compared to an income tax expense of $7.2 million in the nine months period ended September 30, 2014. The effective income tax rate in period was affected by taxation effects on foreign currency translation, Mexican mining duties and non-deductible expenses.

8.	As a result of the foregoing, net loss for the nine months ended September 30, 2015 was $5.5 million and EPS of ($0.05).

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2015			2014				2013
Selected Financial Information	Q3(1)	Q2(2)	Q1(3)	Q4(4)	Q3(5)	Q2(6)	Q1(7)	Q4(8)
Revenue	$44,673	$54,190	$54,569	$72,480	$40,770	$66,927	$65,296	$58,989
Cost of sales	$30,545	$33,314	$32,336	$44,873	$31,973	$42,727	$35,270	$31,437
Depletion, depreciation and amortization	$17,716	$17,435	$17,237	$21,774	$10,588	$14,699	$13,405	$13,298
Mine operating (loss) earnings	$(3,588)	$3,441	$4,996	$5,833	$(1,791)	$9,501	$16,621	$14,254
Net (loss) earnings after tax	$(1,780)	$(2,578)	$(1,105)	$(64,568)	$(10,450)	$7,590	$5,980	$(81,229)
(Loss) earnings per share (basic)	$(0.01)	$(0.02)	$(0.01)	$(0.55)	$(0.09)	$0.06	$0.05	$(0.69)
(Loss) earnings per share (diluted)	$(0.01)	$(0.02)	$(0.01)	$(0.55)	$(0.09)	$0.06	$0.05	$(0.69)

1.	During the third quarter of 2015, mine operating loss was $3.6 million, compared to earnings of $3.4 million in the quarter ended June 30, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and less silver equivalent ounces sold. Net loss for the quarter was $1.8 million, compared to a loss of $2.6 million in the previous quarter due to a decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives, net of deferred income tax recovery related to taxation effects on foreign currency translation.

2.	During the second quarter of 2015, mine operating earnings was $3.4 million compared to $5.0 million in the quarter ended March 31, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and silver equivalent ounces sold. Net loss for the quarter was $2.6 million, compared to a loss of $1.1 million in the previous quarter due to decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 21

3.	During the first quarter of 2015, mine operating earnings was $5.0 million compared to $5.8 million in the quarter ended December 31, 2014. The decrease in mine operating earnings was primarily driven by decrease in silver prices and silver equivalent ounces sold, as approximately 934,000 ounces of silver sales that were suspended in the third quarter of 2014 and sold in the quarter ended December 31, 2014. Net loss for the quarter was $1.1 million, compared to a loss of $64.6 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, recognized at the end of the previous quarter.

4.	In the quarter ended December 31, 2014, mine operating earnings was $5.8 million compared to mine operating loss of $1.8 million in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to approximately 934,000 ounces of silver sales that were suspended at the end of the third quarter of 2014 due to declining silver prices and rolled into sales of the fourth quarter. Net loss for the quarter was $64.6 million compared to $10.5 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company’s non-current assets during the quarter and related taxation effects.

5.	In the quarter ended September 30, 2014, mine operating loss was $1.8 million compared to mine operating earnings of $9.5 million in the quarter ended September 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company’s decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18.0 million compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14.1 million recognized in the second quarter of 2014.

6.	In the quarter ended September 30, 2014, mine operating earnings decreased by 43% to $9.5 million compared to $16.6 million in the quarter ended March 31, 2014. Net earnings increased by 27% to $7.6 million from $6.0 million in the quarter ended March 31, 2014. The increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

7.	In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16.6 million compared to $14.3 million in the quarter ended December 31, 2013. Net earnings increased $87.2 million to $6.0 million compared to a loss of $81.2 million in the previous quarter. Net earnings in the previous quarter was affected by a $28.8 million non-cash impairment of non-current assets and $38.8 million non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

8.	In the quarter ended December 31, 2013, mine operating earnings decreased $14.9 million or 51% compared to the quarter ended September 30, 2013, primarily attributed to decrease of 17% or 673,621 ounces of payable equivalent silver ounces sold. More ounces were sold in the prior quarter due to sale of approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter. In addition, depletion, depreciation and amortization was higher due to 9% increase in tonnes milled during the fourth quarter compared to the prior quarter. Net loss after tax was $81.2 million compared to net earnings of $16.3 million. The decrease was attributed to $28.8 million impairment on goodwill and mining interests, $14.9 million decline in mine operating earnings, as well as $38.8 million non-cash adjustment to deferred income tax expense recorded during the quarter in relation to the Mexican Tax Reform.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 22

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2015, the Company held cash and cash equivalents of $26.1 million compared to $40.3 million at December 31, 2014. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents decreased by $12.7 million during the year. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash provided by operating activities of $38.5 million
•	Cash used in investing activities of $44.1 million, primarily related to:
o	$32.8 million spent on mine development and exploration activities
o	$11.7 million spent on purchase of property, plant and equipment and deposits for the acquisition of non-current assets
•	Cash used in financing activities of $7.1 million, including:
o	$23.0 million proceeds from closing of private placement in April 2015 by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share
o	$17.7 million was spent on repayment of prepayment facilities
o	$9.3 million was spent on repayment of lease obligations
o	$3.0 million was spent on financing costs

Capital expenditures on mineral properties have decreased compared to the prior year as the Company suspended some discretionary capital expenditures due to the decline in silver prices over the past year, as well as efforts by the Company to cut costs and re-negotiate its contracts with contractors and suppliers.

Working capital deficit as at September 30, 2015 was $13.0 million compared to a deficit of $2.9 million at December 31, 2014, primarily affected by repayments of prepayment facility and finance lease obligations.

On October 1, 2015, the Company completed the acquisition of SilverCrest for total consideration of $104.2 million, comprising of 33,141,663 common shares of First Majestic, 2,647,147 in replacement stock options plus $9,000 in cash. The acquisition contributed approximately $29.2 million in net working capital, including $28.6 million in cash, to the Company’s financial position as at October 1, 2015.

Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2014.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the Prepayment Facility agreement. As at September 30, 2015 and December 31, 2014, the Company was in compliance with these covenants.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 23

Contractual Obligations and Commitments

As at September 30, 2015, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$39,988	$39,988	$-	$-	$-
Prepayment facilities	46,017	28,476	17,541	-	-
Finance lease obligations	20,638	10,945	9,685	8	-
Decommissioning liabilities	15,897	-	-	-	15,897
Purchase obligations and commitments	2,715	2,715	-	-	-
	$125,255	$82,124	$27,226	$8	$15,897

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations. Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet its ongoing operating requirements as they arise for at least the next 12 months. If commodity prices in the metals markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need a further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican Pesos, which would impact the Company’s net earnings and other comprehensive income. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings and comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2015							December 31, 2014
	Cash and cash equivalents	Trade and other receivables	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$13,237	$1,165	$(1,164)	$-	$13,238	$1,324	$6,791	$679
Mexican peso	436	8,295	(17,732)	24,945	15,944	1,594	(12,430)	(1,243)
	$13,673	$9,460	$(18,896)	$24,945	$29,182	$2,918	$(5,639)	$(564)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 28% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price. The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 24

As at September 30, 2015, a 10% increase or decrease of metal prices would have the following impact on net earnings:

	September 30, 2015
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$459	$64	$191	$63	$777
Metals in doré and concentrates inventory	29	7	8	3	47
Prepayment facilities (Note 18)	-	-	(2,917)	(710)	(3,627)
	$488	$71	$(2,718)	$(644)	$(2,803)

	December 31, 2014
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$969	$48	$938	$109	$2,064
Metals in doré and concentrates inventory	86	13	6	-	105
Prepayment facilities	-	-	(4,204)	(1,670)	(5,874)
	$1,055	$61	$(3,260)	$(1,561)	$(3,705)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 25

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Since June 2013, a prior vendor Hector Davila Santos (“Davila Santos”) pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was previously recorded as deferred litigation gain on the Company’s statements of financial position. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants and subsequent applications for leave to appeal were also dismissed by the Supreme Court of Canada. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income in the second quarter of 2014.

There can be no guarantee of collection on the remainder of the judgment amount and it is likely that it will be necessary to take additional action in México and/or elsewhere to recover some or all of the remaining balance of $60.8 million (CAD$81.5 million), which remains unaccrued.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5,879,732 of its common shares, which represents approximately 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the three and nine months ended September 30, 2015. In the three and nine months ended September 30, 2014, the Company repurchased 60,000 shares for $0.5 million.

Off-Balance Sheet Arrangements

At September 30, 2015, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the nine months ended September 30, 2015, the Company advanced an additional $0.5 million to First Mining as a promissory note with an interest rate of 9% per annum, which is repayable on demand. As at September 30, 2015, the total amount of promissory notes receivable, including accrued interest, from First Mining was $1.1 million (December 31, 2014 - $0.5 million). There were no other significant transactions with related parties outside of the ordinary course of business during the three and nine months ended September 30, 2015.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 26

SUBSEQUENT EVENTS

The following significant events occurred subsequent to September 30, 2015:

a)	On October 1, 2015, the Company completed its plan of arrangement to acquire all of the issued and outstanding shares of SilverCrest by issuing 33,141,663 common shares of First Majestic and, 2,647,147 in replacement stock options, and a nominal sum of cash. Based on First Majestic’s closing share price on October 1, 2015, total estimated consideration for the acquisition was $104.2 million.

With this acquisition, SilverCrest’s Santa Elena Mine will be First Majestic’s sixth producing silver mine, adding further growth potential to the Company’s portfolio of Mexican projects. It also strengthened the Company’s liquidity position by contributing approximately $29.2 million in net working capital, including $28.6 million in cash, on October 1, 2015.

The assets acquired consist primarily of mining interests and property, plant and equipment related to the Santa Elena Mine, and cash and cash equivalents. At the date of issuance of the financial statements, the initial business combination accounting for this acquisition was not complete.

b)	62,620 common shares were issued for settlement of liabilities; and

c)	220,906 options were cancelled.

Pursuant to the above subsequent events, the Company has 155,588,598 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2015

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2014.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 27

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted Earnings per share”, “Cash flow per share” and "Working capital” to supplement its condensed interim consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 28

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$8,058	$6,775	$5,905	$5,159	$2,321	$28,218
Add: transportation and other selling cost	147	416	376	138	127	1,204
Add: smelting and refining cost	214	2,592	2,306	150	973	6,235
Add: environmental duty and royalties cost	18	70	35	60	34	217
Total cash cost before by-product credits	$8,437	$9,853	$8,622	$5,507	$3,455	$35,874
Deduct: By-product credits	(26)	(4,352)	(5,039)	(1,898)	(2,522)	(13,837)
Total cash cost (B)	$8,411	$5,501	$3,583	$3,609	$933	$22,037
Workers’ Participation	-	-	-	128	-	128
General and administrative expenses	-	-	-	-	-	3,689
Share-based payments	-	-	-	-	-	1,007
Accretion of decommissioning liabilities	50	36	35	35	19	175
Sustaining capital expenditures	2,193	2,315	1,162	1,922	1,550	9,150
All-In Sustaining Costs (C)	$10,654	$7,852	$4,780	$5,694	$2,502	$36,186
Payable silver ounces produced (D)	665,451	544,286	401,983	641,831	258,463	2,512,014
Tonnes milled (E)	252,377	166,815	124,093	87,883	43,864	675,032

Total cash cost per ounce (B/D)	$12.64	$10.11	$8.91	$5.62	$3.62	$8.77
All-in sustaining cost per ounce (C/D)	$16.01	$14.43	$11.89	$8.87	$9.68	$14.41
Production cost per tonne (A/E)	$31.93	$40.61	$47.58	$58.71	$52.92	$41.81

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$8,622	$7,929	$9,003	$5,973	$2,223	$33,750
Add: transportation and other selling cost	210	748	447	70	155	1,630
Add: smelting and refining cost	337	3,309	1,928	172	805	6,551
Add: environmental duty and royalties cost	90	137	43	60	19	349
Total cash cost before by-product credits	$9,259	$12,123	$11,421	$6,275	$3,202	$42,280
Deduct: By-product credits	(109)	(8,086)	(3,836)	(1,415)	(1,461)	(14,907)
Total cash cost (B)	$9,150	$4,037	$7,585	$4,860	$1,741	$27,373
Workers’ Participation	281	-	-	-	-	281
General and administrative expenses	-	-	-	-	-	5,094
Share-based payments	-	-	-	-	-	1,251
Accretion of decommissioning liabilities	54	36	49	35	31	205
Sustaining capital expenditures	4,422	3,997	4,452	2,263	2,655	18,120
All-In Sustaining Costs (C)	$13,907	$8,070	$12,086	$7,158	$4,427	$52,324
Payable silver ounces produced (D)	802,831	685,365	475,888	507,008	159,604	2,630,695
Tonnes milled (E)	169,659	178,252	134,474	92,498	46,313	621,196

Total cash cost per ounce (B/D)	$11.39	$5.87	$15.94	$9.60	$10.91	$10.41
All-in sustaining cost per ounce (C/D)	$17.32	$11.77	$25.39	$14.11	$27.74	$19.89
Production cost per tonne (A/E)	$50.82	$44.48	$66.95	$64.57	$48.00	$54.33

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 29

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$23,804	$22,446	$20,431	$15,310	$6,859	$88,850
Add: transportation and other selling cost	406	1,433	1,386	332	364	3,921
Add: smelting and refining cost	691	8,481	9,175	454	2,703	21,504
Add: environmental duty and royalties cost	121	291	173	183	87	855
Total cash cost before by-product credits	$25,022	$32,651	$31,165	$16,279	$10,013	$115,130
Deduct: By-product credits	(75)	(16,662)	(20,804)	(5,351)	(5,504)	(48,396)
Total cash cost (B)	$24,947	$15,989	$10,361	$10,928	$4,509	$66,734
Workers’ Participation	199	-	-	271	-	470
General and administrative expenses	-	-	-	-	-	11,887
Share-based payments	-	-	-	-	-	4,160
Accretion of decommissioning liabilities	162	116	114	113	61	566
Sustaining capital expenditures	6,029	7,082	4,464	5,078	4,145	27,148
All-In Sustaining Costs (C)	$31,337	$23,187	$14,939	$16,390	$8,715	$110,965
Payable silver ounces produced (D)	1,808,465	1,675,905	1,828,385	1,808,783	663,292	7,784,830
Tonnes milled (E)	609,458	518,198	444,117	265,752	131,754	1,969,279

Total cash cost per ounce (B/D)	$13.80	$9.54	$5.67	$6.04	$6.80	$8.57
All-in sustaining cost per ounce (C/D)	$17.33	$13.84	$8.17	$9.06	$13.14	$14.25
Production cost per tonne (A/E)	$39.06	$43.32	$46.01	$57.61	$52.07	$45.12

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$25,449	$23,471	$31,136	$15,720	$6,687	$102,463
Add: transportation and other selling cost	690	2,268	1,290	225	388	4,861
Add: smelting and refining cost	1,186	9,347	5,385	392	2,130	18,440
Add: environmental duty and royalties cost	327	466	186	152	72	1,203
Total cash cost before by-product credits	$27,652	$35,552	$37,996	$16,489	$9,277	$126,966
Deduct: By-product credits	(219)	(22,657)	(9,657)	(3,506)	(6,104)	(42,143)
Total cash cost (B)	$27,433	$12,895	$28,339	$12,983	$3,173	$84,823
Workers’ Participation	2,146	-	-	-	-	2,146
General and administrative expenses	-	-	-	-	-	14,662
Share-based payments	-	-	-	-	-	6,577
Accretion of decommissioning liabilities	166	107	143	101	93	610
Sustaining capital expenditures	13,638	12,368	12,336	6,934	6,024	52,144
All-In Sustaining Costs (C)	$43,383	$25,370	$40,818	$20,018	$9,290	$160,962
Payable silver ounces produced (D)	2,911,571	2,161,238	1,811,076	1,235,956	396,667	8,516,508
Tonnes milled (E)	534,760	536,085	453,941	267,300	137,797	1,929,883

Total cash cost per ounce (B/D)	$9.41	$5.97	$15.65	$10.50	$8.00	$9.95
All-in sustaining cost per ounce (C/D)	$14.90	$11.74	$22.54	$16.20	$23.42	$18.90
Production cost per tonne (A/E)	$47.59	$43.78	$68.59	$58.81	$48.53	$53.08

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 30

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues as reported	$44,673	$40,770	$153,432	$172,993
Add back: smelting and refining charges	6,235	6,257	21,504	18,137
Gross Revenues	50,908	47,027	174,936	191,130
Payable equivalent silver ounces sold	3,358,547	2,461,867	10,644,623	9,590,512
Average realized price per ounce of silver sold(1)	$15.16	$19.10	$16.43	$19.93
Average market price per ounce of silver per COMEX	$14.87	$19.63	$15.99	$19.90

(1)	Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net (loss) earnings as reported	$(1,780)	$(10,450)	$(5,463)	$3,120
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(4,996)	304	(6,442)	436
Share-based payments	1,007	1,251	4,160	6,577
(Gain) loss from fair value adjustment of prepayment facilities	(1,839)	(1,134)	(2,062)	1,222
Loss (gain) from investment in silver derivatives and marketable securities	200	2,067	(204)	606
(Recovery of) write-down of mineral inventory	(208)	2,748	(1,029)	5,235
Write-down of AFS marketable securities	-	-	-	275
Loss on divestiture of subsidiary	-	248	-	248
Gain from First Silver litigation, net of fees	-	-	-	(14,004)
Adjusted net (loss) earnings	$(7,616)	$(4,966)	$(11,040)	$3,715
Weighted average number of shares on issue - basic	122,237,619	117,511,442	120,326,999	117,410,682
Adjusted EPS	$(0.06)	$(0.04)	$(0.09)	$0.03

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Operating Cash Flows before Working Capital and Taxes	$8,436	$8,984	$42,198	$53,317
Weighted average number of shares on issue - basic	122,237,619	117,511,442	120,326,999	117,410,682
Cash Flow per Share	$0.07	$0.08	$0.35	$0.45

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 31

Working Capital

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	September 30	December 31,
	2015	2014
Current Assets	$60,497	$75,352
Less: Current Liabilities	(73,491)	(78,222)
Working Capital	$(12,994)	$(2,870)

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Gross Margin

Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

Mine Operating Earnings

Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes

Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 32

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2015, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the nine months ended September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 33

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Regional Exploration Manager are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 34

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2014, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2015 Third Quarter MD&A	Page 35